December 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form 20-F

Ladies and Gentlemen,

Our client, DRVW 2022 Limited, a private company limited by shares incorporated under the laws of England and Wales (the “Registrant”), has submitted a draft Registration Statement on Form 20-F (the “Draft Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential non-public review. The Registrant will be the new holding company of the consolidated healthcare business of GlaxoSmithKline plc (“GSK”) following the spin-off by way of demerger of that business from GSK (the “Spin-off”). The Draft Registration Statement relates to the proposed registration of the ordinary shares of the Registrant (the “CH Shares”), and American depositary shares (“CH ADSs”) representing CH Shares, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in relation to the proposed listing of the CH ADSs on the New York Stock Exchange in connection with the Spin-off. The Registrant is a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act.

The Registrant has confidentially submitted the Draft Registration Statement to the Staff of the Commission in draft, unsigned form in accordance with the procedures of the Commission for foreign private issuers, and as set out in the Division of Corporation Finance’s May 30, 2012 statement, “Non-Public Submissions from Foreign Private Issuers,” as the Registrant is seeking a concurrent listing of the CH Shares on the London Stock Exchange.

The Registrant has included in the Draft Registration Statement its audited consolidated financial statements as of and for each of the two years ended December 31, 2019 and 2020. The Registrant expects to include audited consolidated financial statements as of and for the year ended December 31, 2021 in a subsequent submission of a Draft Registration Statement.

Please contact me (ssperber@cgsh.com, +44 20 7614 2237) if you have any questions about this confidential submission.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Iain Mackay, Chief Financial Officer, GlaxoSmithKline plc

James Ford, Senior Vice President and General Counsel, GlaxoSmithKline plc

David Redfern, Chief Strategy Officer, GlaxoSmithKline plc

Brian McNamara, CEO, GSK Consumer Healthcare, GlaxoSmithKline plc

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